Exicure, Inc.
2430 N. Halsted St.
Chicago, IL 60614

July 18, 2022

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Dillon Hagius

Re:    Exicure, Inc.
Registration Statement on Form S-3 (File No. 333-266093)
Request for Acceleration of Effective Date

Acceleration Request
Requested Date: July 20, 2022
Requested Time: 4:00 p.m. Eastern Time

Mr. Hagius:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-266093) (the “Registration Statement”), to become effective on July 20, 2022, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Courtney T. Thorne of Cooley LLP, counsel to the Registrant, at (617) 937 2318, or in her absence, Marc Recht at (617) 937-2316.

[Signature page follows]

Very truly yours,

Exicure, Inc.

By: /s/ Matthias Schroff, Ph.D.
Matthias Schroff, Ph.D.
Chief Executive Officer

cc:    Elias D. Papadimas, Chief Financial Officer, Exicure, Inc.
Courtney T. Thorne, Cooley LLP
Marc Recht, Cooley LLP